*AB
3/19

14048691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 4 2014 WASH. DC

SEC FILE NUMBER
8-68996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siguler Guff Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 10th Floor
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt — 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th Flr (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Terri Liftin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siguler Guff Global Markets, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JENNIFER YUM
Notary Public - State of New York
No. 01YU6257440
Qualified in New York County
My Commission Expires: 3/12/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)

Table of Contents

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 77,135
Prepaid expenses	17,902
Total assets	$ 95,037

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 18,027
Total liabilities	18,027
Member's equity	77,010
Total liabilities and member's equity	$ 95,037

See notes to financial statement

SIGULER GUFF GLOBAL MARKETS, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Siguler Guff Global Markets, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of September 3, 2013. The Company earns fees as a placement agent for securities offerings in private investment funds offered by affiliates of the Company. The Company is a subsidiary of Siguler Guff & Company, LP ("Siguler Guff"), a multi-strategy private equity investment firm which, together with its affiliates, has over $10.0 billion of assets under management. The Company was capitalized by Siguler Guff with a contribution of $50,000 on November 21, 2012 and had limited operations prior to becoming a broker-dealer. Affiliated advisory entities, Siguler Guff Advisers, LLC ("SGA") and Russia Partners Management, LLC ("Russia Partners") manage and sponsor a number of U.S. and offshore private investment funds (the "Funds"). SGA, a registered investment adviser with the U.S. Securities and Exchange Commission, provides discretionary investment advisory services to private equity investors through pooled investment vehicles that invest the majority of their assets in privately placed, pooled investment vehicles managed by professional, third party managers and direct investment private equity investments. Russia Partners, a registered investment advisor with the U.S. Securities and Exchange Commission, provides investment advisory services to private equity investors. Russia Partners provides discretionary investment management services to investors that invest the majority of their assets in direct equity and equity-related investments in companies operating in Russia and other states of the former Soviet Union.

The sole business activity of the Company is to act as a placement agent in offerings of interests in the Funds managed by SGA and Russia Partners. The Company offers the Funds to its institutional and high net worth investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of investor funds or securities. Registered persons of the Company communicate with investors by personal contact, telephone, email, letter and other marketing materials, including the offering documents of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Revenue recognition

Revenue is recognized when earned and arises from the Company acting as a placement agent for Funds managed by SGA and Russia Partners. Upon a completed placement of Funds, Siguler Guff allocates revenue to the Company for an amount equal to the placement fees earned. Placement fees typically represent a percentage of expected annual revenue to SGA and Russia Partners and such amounts are generally earned over eight quarters after the completed placement of Funds.

Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the sole member of the Company will report the Company's income or loss on their income tax returns.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's Accounting Standards Codification No. 740 Subtopic 05* "Accounting for Uncertainty in Income Taxes". During the period September 3, 2013 through December 31, 2013, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the sole member's tax returns for three years from the date of filing.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, 12 1/2% of aggregate indebtedness, or $5,000 whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 8 to 1. At December 31, 2013, the Company's net capital was $59,108, which is $54,108 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .30 to 1 at December 31, 2013.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in a commercial bank. The accounts are non-interest bearing and insured by the Federal Deposit insurance Corporation ("FDIC") up to $250,000. The Company attempts to reduce its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

5. RELATED PARTIES TRANSACTIONS

Pursuant to a cost sharing agreement with Siguler Guff, the Company reimburses Siguler Guff for rent, compensation, and general operating expenses paid for by Siguler Guff. Included in the expenses on the accompanying Statement of Operations is approximately $824,000 charged by Siguler Guff as of December 31, 2013. The Company participates in a variety of financial and administrative transactions with related parties and may be financially dependent on such parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Siguler Guff has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.